UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

NOBLE INTERNATIONAL, LTD.

(Name of Issuer)

Common Stock, $.00067 par value per share

(Title of Class of Securities)

655053106

(CUSIP Number)

Robert J. Skandalaris

28213 Van Dyke Avenue

Warren, Michigan 48093

(586) 751-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 Pages

CUSIP No. 655053106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert J. Skandalaris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

11,578,136
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

11,578,136

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,578,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.1%
14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Page 2 of 7 Pages

CUSIP No. 655053106

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the Common Stock (the “Common Stock”) of the following corporation (the “Company”):

Noble International, Ltd.

28213 Van Dyke Avenue

Warren, Michigan 48093

Item 2. Identity and Background

This Amendment No. 1 to Schedule 13D is filed on behalf of Robert J. Skandalaris, whose business address is 28213 Van Dyke Avenue, Warren, Michigan.

Mr. Skandalaris is currently employed as the Chairman of the Board and a Director of the Company.

During the last five years, Mr. Skandalaris has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Skandalaris has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Skandalaris is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

This Schedule 13D is being filed to reflect the fact that the shares of Common Stock of which Mr. Skandalaris is the beneficial owner, as described in Item 5 below, have become subject to a Standstill and Stockholder Agreement entered into by the Company, Mr. Skandalaris and Arcelor, S.A. (“Arcelor”). As a result of entering into the Standstill Agreement, Mr. Skandalaris and Arcelor may be deemed to share voting and investment power over the shares of Common Stock owned by each of them, but only as to the matters specified in the Standstill and Stockholder Agreement. The Standstill and Stockholder Agreement is described in more detail in Item 6 below.

Except as described in Item 6 below, Mr. Skandalaris has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional Common Stock of the Company, or the disposition of Common Stock of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Any changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of Common Stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

Page 3 of 7 Pages

CUSIP No. 655053106

(i) A class of equity Common Stock of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Common Stock of the Company

(a) and (b) Mr. Skandalaris may be deemed to beneficially own an aggregate of 11,578,136 shares of the Common Stock, constituting approximately 49.1% of the shares outstanding as of August 31, 2007. Such Common Stock includes the following shares over which he previously reported having sole voting and dispositive power:

(i) 332,594 shares of Common Stock held by a family owned limited liability company in which Mr. Skandalaris exercises voting power, but has no ownership interest;

(ii) 316,292 shares of Common Stock held by a family owned limited liability company in which Mr. Skandalaris exercises voting power and has an ownership interest; and

(iii) Options to purchase 15,000 shares of Common Stock.

The foregoing excludes 6,256 unissued shares of Common Stock granted to Mr. Skandalaris by the Company in connection with Mr. Skandalaris’ purchase of 12,513 shares under the Company’s 2001 Stock Incentive Plan. The 6,256 shares are subject to a two-year vesting period ending June 29, 2009, which, among other things, requires that Mr. Skandalaris remain employed by the Company and refrain from selling, transferring or assigning the 12,513 shares during the two-year vesting period.

Mr. Skandalaris also may be deemed to beneficially own 9,375,000 shares of Common Stock acquired by Arcelor on August 31, 2007, as to which Mr. Skandalaris disclaims beneficial ownership. This filing and Mr. Skandalaris’ responses herein shall not be construed as an admission that Mr. Skandalaris is the beneficial owner of such shares of Common Stock or has formed a group together with Arcelor. As a result of entering into the Standstill and Stockholder Agreement, Mr. Skandalaris and Arcelor may be deemed to share voting and investment power over the shares of Common Stock owned by each of them, but only as to the matters specified in the Standstill and Stockholder Agreement.

(c) No transactions in the Common Stock were effected by Mr. Skandalaris in the last sixty days (other than his deemed acquisition of shared voting and investment control of Arcelor’s shares by becoming a party to the Standstill and Stockholder Agreement).

(d) Except for (i) the rights of the equity owners of the family limited liability companies referred to above and (ii) the rights of Arcelor to receive dividend income and proceeds from dispositions of Common Stock described in Items 5 (a) and (b), no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock deemed beneficially owned by Mr. Skandalaris.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Company

On August 31, 2007, the Company closed a strategic business combination pursuant to a Share Purchase Agreement dated as of March 15, 2007 with Arcelor, S.A. (“Arcelor”). At closing, Arcelor transferred to a newly formed European subsidiary of the Company substantially all of the tailored laser-welded blank business conducted by Arcelor in western and eastern Europe, India, China and the U.S., in exchange for consideration that included 9,375,000 shares of Common Stock of the Company.

Page 4 of 7 Pages

CUSIP No. 655053106

Standstill and Stockholder Agreement

As a condition to the closing, the Company, Arcelor and Mr. Skandalaris entered into a Standstill and Stockholder Agreement dated as of August 31, 2007, a copy of which is attached as an exhibit, in order to set forth certain agreements with respect to their ownership and voting of the Common Stock owned by them and matters relating to governance and major corporate actions of the Company. The Standstill and Stockholder Agreement includes:

•	a mutual, two-year standstill by Mr. Skandalaris and Arcelor;

•	transfer restrictions for two years and rights of first refusal on each other’s shares of Common Stock;

•	tag-along rights in favor of Mr. Skandalaris;

•	put and call options of favor of Arcelor on Mr. Skandalaris’ shares;

•

provisions regarding the size of the Company’s board of directors, which has been increased from seven to nine members, Mr. Skandalaris’ right to nominate one independent director and Arcelor’s right to nominate four directors, only two of whom shall be independent (in both cases subject to scale back as their share ownership declines), board committee representation, and the agreement of Mr. Skandalaris and Arcelor to vote in favor of each other’s nominees;

•

a requirement that until the earlier of a change of control or the fifth anniversary of closing, without the prior approval of both Mr. Skandalaris and Arcelor, the Company will not take action regarding specified strategic matters including:

•	amendments to the Company’s certificate of incorporation or bylaws;

•	the entry into or acquisition of a new business involving an investment of more than $25 million that does not involve the use of steel products or the use of the Company’s existing technology;

•	the sale of more than 50% by value of the Company’s assets;

•	the issuance of additional shares of capital stock (subject to limited exceptions) without giving Mr. Skandalaris and Arcelor the right to maintain their percentage ownership; and

•	a five-year non-compete agreed to by Mr. Skandalaris.

For additional information, see the description of the Standstill and Stockholder Agreement on pages 70 through 74 of the Company’s definitive proxy statement for its 2007 annual meeting of stockholders, which description is incorporated by reference herein.

Registration Rights Agreement

As a condition to the closing of the Share Purchase Agreement, the Company entered into a Registration Rights Agreement with Mr. Skandalaris and Arcelor dated as of August 31, 2007, a copy of which is included as an exhibit hereto. The Registration Rights Agreement grants both Mr. Skandalaris and Arcelor demand registration rights for their shares of Common Stock for up to four registrations each. For additional information, see the description of the Registration Rights Agreement on page 72 of the Company’s definitive proxy statement for its 2007 annual meeting of stockholders, which description is incorporated by reference herein.

Page 5 of 7 Pages

CUSIP No. 655053106

Other

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Skandalaris and any other persons with respect to any Common Stock of the Company, including but not limited to transfer or voting of any Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Standstill and Stockholder Agreement dated as of August 31, 2007 by and among Noble International, Ltd., Arcelor, S.A. and Robert J. Skandalaris.

Exhibit 99.2	Registration Rights Agreement dated as of August 31, 2007 among Noble International, Ltd., Arcelor, S.A. and Robert J. Skandalaris.

Page 6 of 7 Pages

CUSIP No. 655053106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2007
Date
/s/ Robert J. Skandalaris
Robert J. Skandalaris

Page 7 of 7 Pages